UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2023

OceanTech Acquisitions I Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40450	85-2122558
(Commission File Number)	(IRS Employer Identification No.)

515 Madison Avenue
Suite 8133
New York, New York 10022

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code (929) 412-1272

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	OTECU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	OTECO	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	OTECW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment of Trust Agreement

In connection with its initial public offering on May 27, 2021 (the “IPO”), OceanTech Acquisitions I Corp., a Delaware corporation (the “Company”), entered into an Investment Management Trust Agreement (the “Trust Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as trustee (“Continental”), which was initially filed as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-255151) for the IPO.

On May 30, 2023, at 11:30 p.m. EDT, the Company held a virtual special meeting of its stockholders at https://www.cstproxy.com/oceantechspac/2023, pursuant to due notice (such meeting, the “Special Meeting”) in that certain Proxy Statement on Schedule 14(a) filed May 10, 2023 (as amended, the “Proxy Statement”). At the Special Meeting, the Company stockholders entitled to vote at the Special Meeting (the “Stockholders”) cast their votes and approved the proposal (the “Trust Amendment Proposal”) to authorize the Company to enter into Amendment No. 1 to the Trust Agreement (the “Trust Agreement Amendment”) to amend the Trust Agreement to allow the Company to extend beyond June 2, 2023 the date on which either the Company must have completed its initial business combination or Continental must liquidate the Company’s Trust Account established in connection with the IPO (the “Trust Account”). Following approval of the Trust Amendment Proposal by the Stockholders, the Company and Continental promptly entered into the Trust Agreement Amendment.

The foregoing summary is qualified by the full text of the Trust Agreement Amendment, which is included as Exhibit 10.1.

Item 3.03.	Material Modification to Rights of Security Holders.

Amendment of Certificate of Incorporation

As described in more detail in Item 5.03, the Stockholders approved the Extension Amendment Proposal (defined below) and authorized the Company to file the Second Amendment to the Amended and Restated Certificate of Incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware. Following approval of the Extension Amendment Proposal by the Stockholders, the Company promptly filed the Amended Charter.

The foregoing summary is qualified by the full text of the Amended Charter, which is included as Exhibit 3.1.

Item 5.03.	Articles of Incorporation or Bylaws.

At the Special Meeting, the Stockholders approved the proposal (the “Extension Amendment Proposal”) for the Company to adopt and file with the Delaware Secretary of State of the State of Delaware the Amended Charter, which the Company promptly filed following the Stockholders’ approval of the Extension Amendment Proposal. Pursuant to the Amended Charter, the Company has the right to extend beyond June 2, 2023 (the “Original Termination Date”) by up to 12 1-month extensions through June 2, 2024 (the “Outside Date”; each of the 12 1-month extensions, an “Extension”, and each such extension date a “Deadline Date”, and the latest of such Deadline Dates, the “Extended Deadline”) the date by which the Company must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Company and one or more businesses (a “business combination”) (ii) cease its operations if it fails to complete a business combination, and (iii) unless the closing of the Company’s initial business combination shall have occurred, redeem or repurchase 100% of the Company’s Class A common stock included as part of the units sold in the IPO. In connection with each Extension, the Company or Aspire Acquisition LLC (the “Sponsor”) (or its affiliates or permitted designees) is required to deposit into the Trust Account $30,000 (collectively, the “Extension Payments”), and the Sponsor made a non-interest bearing, unsecured loan to the Company in the aggregate of $360,0000 for payment of the Extension Payments.

The foregoing summary is qualified by the full text of the Trust Agreement Amendment, which is included as Exhibit 3.1.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On the record date of April 17, 2023, the Company had 4,533,263 million shares entitled to vote at the Special Meeting. At the Special Meeting, the Stockholders voted on two of three proposals presented, each as described in the Proxy Statement, and cast their votes as described below:

Proposal 1- Extension Amendment Proposal

The Stockholders approved the Extension Amendment Proposal. The following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

3,698,114	150,001	0	0

Proposal 2 - Trust Amendment Proposal

The Stockholders approved the Trust Amendment Proposal. The following is a tabulation of the voting results:

Common Stock:

Votes For	Votes Against	Abstentions	Broker Non-Votes

3,698,114	150,001	0	0

Item 8.01.	Other Events.

Redemption of Shares

In connection with the voting on the Extension Amendment Proposal and the Trust Amendment Proposal at the Special Meeting, holders of 1,035,788 shares of Class A Common Stock (the “Redeeming Stockholder”) exercised the right to redeem such shares for cash at an approximate price of $10.84 per share, for an aggregate of approximately $11,233,820 (the “Redemptions”). Following the payment to the Redeeming Stockholder of the consideration for the Redemptions, the Trust Account had a balance of approximately $8,814,443.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit
3.1	Second Amendment to the Amended and Restated Certificate of Incorporation.
10.1	Amendment No. 1 to Investment Management Trust Agreement.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OCEANTECH ACQUISITIONS I CORP.

Date: May 30, 2023	By:	/s/ Suren Ajjarapu
Suren Ajjarapu
Chief Executive Officer